Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 5, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 5, 2026, The Nasdaq Stock Market (the "Exchange") received from Alphabet Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, each representing a 1/20th interest in a share of 6.25% Series A Mandatory Convertible Preferred Stock, par value $0.001

Depositary Shares, each representing a 1/20th interest in a share of 6.25% Series B Mandatory Convertible Preferred Stock, par value $0.001

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,